6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                   May 4, 2006

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X

       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

BASF: Successful Start to 2006


   LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--May 4, 2006--BASF
(NYSE:BF)(FWB:BAS)(LSE:BFA):

   --  Further increase in volumes, sales climb 24 percent

   --  EBIT before special items rises 19 percent

   --  Positive outlook for 2006:

   --  Significantly higher sales

   --  Increase in EBIT before special items

   In the first quarter of 2006, BASF continued its success story with another top performance. "Our declared goal is to create sustainable value by implementing our strategy," said BASF chairman Dr. Juergen Hambrecht in his presentation of BASF's first-quarter results at the company's 54th Annual Meeting on May 4, 2006.
   At EUR 12.5 billion, first-quarter sales were 24 percent higher than in the same period of 2005. Growth was driven above all by considerably higher volumes and price increases in the chemical businesses and in the Oil & Gas segment. Disregarding currency effects, in particular due to the appreciation of the U.S. dollar, sales increased by 20 percent.
   Income from operations (EBIT) before special items rose by 19 percent compared with the first quarter of 2005 to EUR 1.9 billion. In the Chemicals segment, significantly higher raw materials and energy prices could not be completely passed on to the market in the form of higher sales prices. Earnings in the Plastics segment rose as a result of higher volumes and improved margins in the global polyurethanes business. The Performance Products segment posted higher earnings thanks in particular to strong volume growth and stable margins in the Coatings division. First-quarter earnings in the Agricultural Products division were negatively impacted by the difficult market environment in Brazil and higher research costs. The profitability of the products lysine and vitamin C remained unsatisfactory in the Fine Chemicals division. Higher prices and expansion of the natural gas trading business led to very good earnings in the Oil & Gas segment.
   First-quarter EBIT after special items rose by 23 percent to EUR
1.8 billion. Special items were related to income from the ongoing portfolio optimization measures in the Agricultural Products division and expenses for restructuring, which are recorded under "Other" until they are implemented in the course of the year.
   The financial result declined by EUR 24 million to EUR 21 million. In the first quarter of 2005, the financial result still contained earnings from BASF's stake in the Basell joint venture, which was sold in the third quarter of 2005. Income before taxes and minority interests rose by 21 percent to EUR 1.9 billion.
   The tax rate was 46 percent compared with 40 percent in the first quarter of 2005. This increase was due to the higher contribution to earnings from the Oil & Gas segment. Taxes for oil production that are noncompensable with German corporate income tax amounted to EUR 272 million compared with EUR 198 million in the same period of 2005.

   Net income increased 10 percent to EUR 950 million. Earnings per share were EUR 1.87 compared with EUR 1.60 in the same period of the previous year.

   Positive outlook for full-year 2006

   Hambrecht's outlook for full-year 2006 is confident, based on global economic growth of more than 3 percent. In 2006, BASF expects an average oil price of $60 per barrel of Brent crude and an average euro/dollar exchange rate of $1.25 per euro.
   Hambrecht formulated his optimistic prognosis as follows: "Our business has developed very positively since the beginning of 2006, and the level of orders remains extremely robust. We have seen two strong years in a row, and we are confident that we will continue our successful performance in 2006. We aim to continue to grow faster than the market. Above all, though, we want to achieve profitable growth. We expect to post higher EBIT before special items compared with the previous year's strong level. This depends, of course, on a stable geopolitical environment and the development of the crude oil price."

   Growth in Europe, North America and Asia

   In Europe, sales by location of company increased by 28 percent in the first quarter of 2006. EBIT before special items rose by EUR 286 million to EUR 1.4 billion. The higher sales and earnings were primarily due to the contribution of the Oil & Gas segment.
   First-quarter sales by location of company in North America rose by 7 percent in dollar terms. The sales growth was due in particular to the Chemicals and Plastics segments. EBIT before special items increased by EUR 27 million to EUR 298 million.
   In Asia Pacific, we increased sales in local currencies by 19 percent. EBIT before special items rose EUR 28 million to EUR 115 million. Growth in the Chemicals segment was due especially to the Verbund site in Nanjing, China, which started operations in the second quarter of 2005.
   Sales by location of company in South America, Africa, Middle East declined by 11 percent in local currency terms. EBIT before special items was EUR 39 million lower than in the same period of 2005 because of the difficult market environment in the agricultural products business in Brazil. The Coatings division recorded strong business, in particular with decorative paints.
   BASF is the world's leading chemical company: The Chemical
Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than EUR
42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

   On May 4, 2006, you can obtain further information from the Internet at the following addresses:



Interim Report (from 7:30 a.m. CEST)
corporate.basf.com/interimreport                  (English)
corporate.basf.com/zwischenbericht                (German)

Press release (from 7:30 a.m. CEST)
corporate.basf.com/pressrelease                   (English)
corporate.basf.com/pressemitteilungen             (German)

Live-Transmission - Speech Dr. Juergen Hambrecht
(from 10:00 a.m. CEST)
corporate.basf.com/shareholdermeeting             (English)
corporate.basf.com/hauptversammlung               (German)

Speech Dr. Juergen Hambrecht - print version
(from 11:00 a.m. CEST)
corporate.basf.com/pressconference                (English)
corporate.basf.com/pressekonferenz                (German)

Photos (from 7:30 a.m. CEST)
corporate.basf.com/photos                         (English)
corporate.basf.com/fotos                          (German)

Photos from the Annual Shareholder Meeting
(from 11:30 a.m. CEST)
corporate.basf.com/photos                         (English)
corporate.basf.com/fotos                          (German)

Information about BASF shares
corporate.basf.com/share                          (English)
corporate.basf.com/aktie                          (German)

Live-Transmission Telephone Conference for Analysts
(from 8:30 a.m. CEST)
corporate.basf.com/share                          (English)
corporate.basf.com/aktie                          (German)


   This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the SEC.

Successful start to 2006
BASF sets course for future success
First-Quarter Results 2006

January - March 2006
published on May 4, 2006

BASF Group


                                                  1st Quarter
Million EUR                                                   Change
                                              2006     2005     in %
Sales                                       12,515   10,083    24.1
Income from operations before interest,
 taxes, depreciation and amortization
 (EBITDA)                                    2,401    2,019    18.9
Income from operations (EBIT) before
 special items                               1,865    1,563    19.3
Income from operations (EBIT)                1,849    1,499    23.3
Financial result                                21       45   (53.3)
Income before taxes and minority interests   1,870    1,544    21.1
Net income                                     950      861    10.3
Earnings per share (EUR)                      1.87     1.60    16.9
EBIT before special items in percent of
 sales                                        14.9     15.5       -
Cash provided by operating activities        1,448    1,104    31.2
Additions to fixed assets(a)                   600      362    65.7
  Excluding acquisitions                       473      362    30.7
Amortization and depreciation(a)               552      520     6.2
Segment assets (end of period)(b)           29,680   27,374     8.4
Personnel costs                              1,392    1,277     9.0
Number of employees (end of period)         79,926   81,335    (1.7)


   (a) Tangible and intangible fixed assets

   (b) Tangible and intangible fixed assets, inventories and business-related receivables

The interim financial statements have not been audited.


1  BASF Group Business         BASF shares
   Review and Outlook                          1st Quarter   Full Year
4  Chemicals                                   2006          2005
5  Plastics                   Share price
                       (end of period)(a)(EUR) 64.70         64.71
6  Performance Products       High(a)(EUR)     65.95         65.33
7  Agricultural Products      Low(a)(EUR)      61.65         50.11
   & Nutrition
8  Oil & Gas                  Average daily
                      trade (million shares)(a) 3.01         2.70
9  Regions                    BASF share
                              performance(b)    0.0%         26.2%
10 Consolidated Statements of  DAX 30
   Income                      performance(b)   10.4%        27.1%
11 Consolidated Balance       EURO STOXX 50
   Sheets                     performance(b)    7.9%         24.3%
12 Consolidated Statements    Market
                              capitalization
                              (end of period)
   of Cash Flows              (billion EUR)     33.33        33.33
13 Consolidated Statements    Number of shares
                              (end of period)
   of Recognized Income and
   Expense                    (million shares)(c)  515.06    515.06
14 Consolidated Statements    (a) XETRA trading
   of Stockholders' Equity    (b)With dividends
                               reinvested
15 Segment Reporting          (c)Including bought-back shares
                              intended for cancellation

   Cover photo:
   Antonio Germani, delegate from BASF Italy and Director Special
Projects Pharma Solutions, and Verena Bertgen, laboratory assistant at BASF's Competence Center Polymer Research in Ludwigshafen

   News from our innovation centers

   Environmentally friendly processing of cellulose

   BASF and the University of Alabama cooperate on the use of ionic liquids
   BASF has set up a research partnership with the University of Alabama to study the dissolution and processing of cellulose by means of ionic liquids. The two partners will further develop practical uses for this innovative application. Cellulose is the commonest organic compound and is a constituent of virtually all plant cell walls. Of the 40 billion tons formed by nature every year, only 100 million tons is used as a feedstock for further processing. A more widespread use of cellulose as a renewable raw material has to date been prevented by its poor solubility. By means of ionic liquids, however, solutions of cellulose can now be produced for the first time at technically useful concentrations.
   BASF is in the process of evaluating a variety of ideas that might improve the use of cellulose. The use of ionic liquids can significantly simplify the production of cellulose fibers, for example.

   "We believe ionic liquids have a promising future," says Dr. Matthias Maase, who works in the New Business Development unit of BASF's Intermediates division. "Their properties will open up completely new applications in addition to classical chemical uses. Examples include fluids used in engineering, optical devices, electronic components and heat transfer."
   BASF has several years of experience in the fairly recent field of ionic liquids. At its Ludwigshafen site, the company operates the world's first large-scale industrial process that uses ionic liquids. The process allows fast and simple removal of the acids from the desired product, and the ionic liquids employed can be almost completely recycled.
   BASF sells its ionic liquids under the brand name Basionics(TM), while the corresponding processes are marketed under the name Basil(TM).


   Renewable raw materials: Turning cellulose into fibers.
   BASF markets its portfolio of ionic liquids under the brand name
Basionics.
   The current portfolio consists of 19 different ionic liquids.

   News from our innovation centers

   Polyurethane composite protects imperiled dikes

   The innovative covering of small stones and the Elastocoast polyurethane system is elastic and porous. As a result, it can withstand the force of the water masses particularly well.

   Flexible covering with BASF's Elastocoast withstands even harsh storms

   During the coming century, scientists predict that global warming will cause a rise in the sea level and increased flooding from rivers. More than ever before, innovative solutions are needed to provide effective and stable coastal protection and river dikes. One of them is a specially developed elastomer polyurethane system from BASF's subsidiary Elastogran: Under the name Elastocoast(R), the company is offering a novel plastic for reinforcing stone ballast revetments for dikes. These coverings represent the first line of defense, for example, against the sea. They protect the dike by absorbing the force of the breaking waves and slowing down the water masses.

   Elastic and porous - these two properties are the secret of
Elastocoast: The ability to yield slightly protects the revetment against the brute force of the water masses crashing down upon them; the interconnecting cavities between the stones absorb their energy. Rigid and solid revetments made from the conventional "adhesives" concrete or asphalt, on the other hand, are often broken down by the pounding force of the waves: starting from an initial, tiny defect, the breakers gradually make deeper and deeper inroads into the revetment.
   It could hardly be easier to use: The liquid two-component special plastic polyurethane is stirred on site and then mixed - for example in a concrete mixer - with the crushed stone which it envelops like a thin, transparent film. With relatively little effort, the finished mix of materials can be applied in covering layers about 15 to 30 centimeters thick. The mixture even hardens underwater. Elastocoast also provides benefits for nature: Flora and fauna can find new habitats in the porous structure of the cover layers.
   Following its successful use in the redevelopment of a jetty on the bank of the River Elbe in Hamburg, Elastocoast is now facing its biggest challenge on the island of Sylt. Especially in winter, the North Sea gnaws away at the island. In September 2005, a revetment made of Elastocoast has been protecting part of the particularly exposed northern part of the island. Dr. Marcus Leberfinger, project manager for maritime applications at Elastogran, is very satisfied with the results achieved in the first winter: "Even in the breaker zone of the open coast of Sylt, the revetment reliably withstood the high dynamic stresses caused by wave impact, salt water and the effects of frost." A similar pilot project has also been completed on Hamburger Hallig to the north of the German town of Husum.

   BASF Group Business Review and Outlook

   -- Further increase in volumes, sales climb 24%

   -- EBIT before special items rises 19%

   -- Agreement reached on acquisition of Degussa's construction chemicals business

   -- Positive outlook for 2006:

   -- Significantly higher sales

   -- Increase in EBIT before special items

   Sales

   At EUR12.5 billion, first-quarter sales were 24% higher than in the same period of 2005. Growth was driven above all by considerably higher volumes and price increases in our chemical businesses and in the Oil & Gas segment. Disregarding currency effects, in particular due to the appreciation of the U.S. dollar, sales increased by 20%.

   Factors influencing sales in comparison with previous year


% of sales                          1st Quarter
Volumes                                      7
Prices                                      12
Currencies                                   4
Acquisitions/divestitures                    1
Total                                       24


   Sales increased in all segments.

   Volumes in the Chemicals segment rose in particular due to the startup of the Verbund site in Nanjing, China, in 2005. The electronic chemicals business, which was acquired in April last year, also contributed to the significant increase in sales.
   In the Plastics and Performance Products segments we also posted higher volumes while adjusting sales prices to reflect increased raw material costs.

Sales by segment, 1st Quarter 2006


Chemicals           2006           2,239    23%
                    2005           1,822
Plastics            2006           3,091    10%
                    2005           2,800
Performance         2006           2,147    13%
Products            2005           1,908
Agricultural
 Products           2006           1,376     2%
& Nutrition         2005           1,354
Oil & Gas           2006           2,985    62%
                    2005           1,840


   In the Agricultural Products & Nutrition segment, the Fine Chemicals division recorded higher sales thanks to an increase in volumes and the acquisition of Orgamol Group's pharmaceutical contract manufacturing business in the fourth quarter of 2005. Sales in the Agricultural Products division declined slightly compared with the first quarter of 2005 due to lower sales volumes in South America.
   With a sales increase of more than EUR1.1 billion, the Oil & Gas segment accounted for 11 percentage points of the BASF Group's sales growth. This was a consequence of the high oil price and increased sales volumes in the natural gas trading business.

Special items
                      1st Quarter 2nd Quarter 3rd Quarter 4th Quarter
Million EUR           2006  2005  2006  2005  2006  2005  2006  2005
Special items in:
  Income from
   operations          (16)  (64)        (70)        (65)       (109)
  Financial result       -     -           -         222           -
  Income before taxes
   and minority
   interests           (16)  (64)        (70)        157        (109)


   Earnings

   Compared with the first quarter of 2005, we increased income from operations (EBIT) before special items by 19% to EUR1,865 million.
   In the Chemicals segment, significantly higher raw material and energy prices could not be completely passed on to the market in the form of higher sales prices. It was therefore not possible to match the previous year's very strong first-quarter earnings, in particular in the Petrochemicals division.
   Earnings in the Plastics segment rose as a result of higher volumes and improved margins in the global polyurethanes business.
   The Performance Products segment posted higher earnings thanks in particular to strong volume growth and stable margins in the Coatings division.
   First-quarter earnings in the Agricultural Products division were negatively impacted by the difficult market environment in Brazil and higher research costs.
   The profitability of the products lysine and vitamin C remained unsatisfactory in the Fine Chemicals division.
   Higher prices and expansion of the natural gas trading business led to very good earnings in the Oil & Gas segment.

   First-quarter EBIT after special items rose by 23% to EUR1,849 million.
   Special items in income from operations were related to income from the ongoing portfolio optimization measures in the Agricultural Products division and expenses for restructuring, which are recorded under "Other" until they are implemented in the course of the year.
   The financial result declined by EUR24 million to EUR21 million.
In the first-quarter of 2005, the financial result still contained earnings from our stake in the Basell joint venture, which was sold in the third quarter of 2005.




Chemicals           2006             317  (26)%
                    2005             426
Plastics            2006             332    23%
                    2005             269
Performance         2006             248    10%
Products            2005             225
Agricultural
 Products           2006             224  (24)%
& Nutrition         2005             296
Oil & Gas           2006             848    75%
                    2005             484


   Income before taxes and minority interests rose by 21% to EUR1,870 million.
   The tax rate was 46% compared with 40% in the first quarter of 2005. This increase was due to the higher contribution to earnings from the Oil & Gas segment. Taxes for oil production that are noncompensable with German corporate income tax amounted to EUR272 million compared with EUR198 million in the same period of 2005.
   Net income increased 10% to EUR950 million. Earnings per share were EUR1.87 compared with EUR1.60 in the same period of the previous year.

   Outlook

   We expect the following conditions in 2006:

   -- Average oil prices (Brent) of about $60/barrel

   -- An average euro/dollar exchange rate of $1.25 per euro and moderately higher interest rates

   -- Global economic growth of more than 3%

   On this basis, we expect that our business will continue to develop positively in the further course of the year. We plan to increase our sales prices to counter the pressure on margins caused by rising raw material prices. Risk factors continue to be the political situation in regional hotspots and the development of the crude oil price.
   The good start in the first quarter confirms our positive outlook for the full year. We expect to post significantly higher sales and higher EBIT before special items compared with the previous year's strong level.


   Significant events

   On February 28, 2006, BASF reached an agreement with Degussa AG, Duesseldorf, to acquire Degussa's construction chemicals business. The purchase price for equity is just under EUR2.2 billion. As a result, the transaction value for BASF is EUR2.7 billion including debt.
   Subject to approval by the relevant authorities, the transaction is expected to close by the middle of 2006. We will place Degussa's construction chemicals business in a new operating division - Construction Chemicals - in our Performance Products segment.
   On April 27, 2006, BASF and Gazprom agreed on a swap of assets of equivalent value. In accordance with this agreement, BASF's subsidiary Wintershall will receive a total interest of 35% less one share in the Yuzhno Russkoye gas field. In return, Gazprom is to increase its interest in WINGAS GmbH to 50% less one share. In addition, Gazprom will receive a share in a Wintershall subsidiary with interests in exploration and production activities in Libya as well as a 50% share in a company that will be responsible for expanding gas marketing activities in Europe (excluding Germany).
   On May 1, 2006, BASF announced that it extended the expiration date of its cash offer to acquire all outstanding shares in Engelhard Corporation until Monday, June 5, 2006. At the same time, the tender offer was increased to $38 per share. BASF is confident that Engelhard's shareholders will accept this offer. Further information is available on the Internet at corporate.basf.com/tender-offer and on the SEC's website at www.sec.gov

   Chemicals

   -- Strong sales growth in all operating divisions

   -- Pressure on margins due to high raw material and energy prices

   -- First-quarter earnings below previous year's very high level




Overview Chemicals                                 1st Quarter
Million EUR                                                     Change
                                               2006    2005     in %
Sales                                         2,239   1,822      23
Thereof Inorganics                              306     207      48
        Petrochemicals                        1,374   1,136      21
        Intermediates                           559     479      17
EBITDA                                          452     544     (17)
EBIT before special items                       317     426     (26)
EBIT before special items in percent of
 sales                                         14.2    23.4       -
EBIT                                            317     426     (26)


   Sales in the Chemicals segment increased significantly in the first quarter (volumes 11%, portfolio 3%, prices 4%, currencies 5%). This was due in particular to the volumes from our Verbund site in Nanjing, China, as well as from the electronic chemicals business acquired in April 2005. Higher raw material and energy prices could not be passed on fully to the market in the form of higher prices. Earnings were below the previous year's very strong level.

   Inorganics

   Sales of electronic chemicals developed very positively, in particular in Asia. We also posted higher sales of inorganic specialties, catalysts and glues and impregnating resins. The division's earnings declined slightly. Margins in the basic products business in particular were adversely affected by high raw material and energy costs.

   Petrochemicals

   Sales rose thanks to strong demand worldwide. High crude oil prices resulted in significantly higher purchase prices for our main feedstock, naphtha, and impaired margins for cracker products in particular in Europe, but also in Asia. In addition, earnings were negatively impacted by scheduled plant turnarounds as well as by production losses at the cracker in Port Arthur, Texas. Earnings were therefore significantly lower than in the first quarter of 2005. Raw material prices are expected to continue to rise in the second quarter. Sales and earnings in the second quarter will also be impaired by the scheduled turnaround of the crackers in Port Arthur and Ludwigshafen, and by the temporary shutdown of the cracker at the site in Antwerp, Belgium, as the result of a power outage.

   Intermediates

   Sales increased in all regions and product lines, in particular due to higher volumes. Considerably higher raw material costs put margins under pressure, especially at our new THF plant in Caojing, China. Earnings declined as a result.
   The THF and PolyTHF(R) plants in Yokkaichi, Japan, were closed in the first quarter of 2006 as announced last year.

   Plastics

   -- Segment earnings increase significantly

   -- Polyurethanes business continues to perform well

   -- Integrated isocyanate site in Caojing, China, to start operations in mid-2006




Overview Plastics                                  1st Quarter
Million EUR                                                   Change
                                               2006    2005     in %
Sales                                         3,091   2,800      10
ThereofStyrenics                              1,151   1,136       1
       Performance Polymers                     750     689       9
       Polyurethanes                          1,190     975      22
EBITDA                                          456     380      20
EBIT before special items                       332     269      23
EBIT before special items in percent of
 sales                                         10.7     9.6       -
EBIT                                            331     268      24


   In the Plastics segment, sales rose thanks to higher volumes, increased sales prices and positive currency effects (volumes 3%, prices 2%, currencies 5%). The significant increase in earnings was primarily due to the Polyurethanes division.

   Styrenics

   Volumes remained unchanged and sales and earnings increased slightly compared with the first quarter of 2005. The temporary loss of production at the styrene plant in Ludwigshafen and persistently high raw material prices prevented a significant increase in earnings.
   To strengthen this division, we plan to acquire Lanxess' business with styrene-acrylonitrile (SAN) copolymers in Europe and South America. The transaction is subject to approval by the relevant antitrust authorities.

   Performance Polymers

   Although sales increased due to higher volumes, earnings were below the high level posted in the first quarter of 2005. This was due to higher raw material costs, which we were unable to pass on to our customers to a sufficient extent. In addition, earnings were impacted by the startup of the PBT plant in Kuantan, Malaysia, which was constructed in a joint venture with Toray Industries, Inc. Leuna Miramid GmbH, which was acquired in November 2005, made a positive contribution to earnings.

   Polyurethanes

   The strong business performance recorded in the previous year continued in all regions in the first quarter of 2006. We significantly increased sales and earnings thanks to higher volumes worldwide and higher sales prices.
   In Geismar, Louisiana, we acquired a production plant for DNT - precursor for polyurethanes - from Air Products and Chemicals Inc., Pennsylvania.
   The integrated isocyanate site in Caojing, China, is scheduled to start operations in mid-2006 as planned.

   Performance Products

   -- Strong sales growth in all operating divisions

   -- Earnings rise due to strong business with coatings

   -- Agreement with Degussa on the acquisition of the construction chemicals business




Overview Performance Products                      1st Quarter
Million EUR                                                   Change
                                               2006    2005     in %
Sales                                         2,147   1,908      13
ThereofPerformance Chemicals                    764     694      10
       Coatings                                 591     472      25
       Functional Polymers                      792     742       7
EBITDA                                          329     304       8
EBIT before special items                       248     225      10
EBIT before special items in percent of sales  11.6    11.8       -
EBIT                                            247     224      10


   In the Performance Products segment, we recorded significantly higher sales in all divisions as a result of an increase in volumes, higher prices and positive currency effects (volumes 4%, portfolio 1%, prices 3%, currencies 5%). We also posted a further increase in earnings compared with the same period of the previous year. This was due in particular to strong business in the Coatings division.
   We reached an agreement with Degussa AG to acquire Degussa's construction chemicals business. Thanks to this forward integration, we will further improve BASF's strong position as a partner to the construction industry. Our goal is to expand the highly profitable construction chemicals business, which is both very innovative and cyclically resilient. We expect the transaction to close by the middle of 2006.

   Performance Chemicals
   Sales rose in particular due to strong business with performance chemicals for the automotive and oil industry and for detergents and formulators. All regions contributed to this sales growth. Earnings improved further despite higher raw material costs.

   Coatings
   We increased sales and earnings considerably thanks to strong business with automotive (OEM) and automotive refinish coatings, in particular in Asia and North America, and with industrial coatings in Europe and decorative paints in South America. We benefited from the upturn in the automotive industry. We also gained new customers in the automotive refinish coatings business.

   Functional Polymers
   The increase in sales was due primarily to higher sales volumes of superabsorbents and products for the adhesives and construction industry. Earnings were slightly lower than in the strong first quarter of 2005. With raw material prices remaining high, acrylic monomers were subject to increased price pressure. The business was also negatively impacted by restructuring among customers in the paper industry.

   Agricultural Products & Nutrition

   -- Earnings down on previous year's quarter despite a slight increase in sales

   -- Portfolio optimization continues in the Agricultural Products division

   -- Fine Chemicals demonstrates growth in aroma chemicals and fat-soluble vitamins




Overview Agricultural Products                      1st Quarter
Million EUR                                                    Change
                                                2006   2005     in %
Sales                                            928    959      (3)
EBITDA                                           333    332       -
EBIT before special items                        213    276     (23)
EBIT before special items in percent of sales   23.0   28.8       -
EBIT                                             280    284      (1)


   Sales in the Agricultural Products division declined compared with the first quarter of 2005 (volumes -4%, portfolio -1%, prices/currencies 2%). This was due mainly to subdued demand for fungicides to combat soybean rust in Brazil and North America. The appreciation of the real and low prices for agricultural products are putting pressure on our customers in Brazil. Our herbicides business developed positively, especially in North America and Europe. In Asia and Eastern Europe, we posted higher sales in all indications.
   Income from operations before special items declined as a result of lower sales volumes of fungicides, higher research costs, and higher expenses associated with the development of new market segments. Our ongoing portfolio optimization measures resulted in special income. In March 2006, we sold the generics business of Micro Flo Company LLC, Memphis, Tennessee, to Arysta LifeScience North America Corporation.


Overview Fine Chemicals                             1st Quarter
Million EUR                                                    Change
                                                2006   2005     in %
Sales                                            448    395      13
EBITDA                                            40     50     (20)
EBIT before special items                         11     20     (45)
EBIT before special items in percent of sales    2.5    5.1       -
EBIT                                              10     20     (50)



   Sales volumes increased, in particular for aroma chemicals and vitamins A and E for animal nutrition. Orgamol Group's contract manufacturing business, which was acquired in October 2005 also contributed to the rise in sales (volumes 7%, portfolio 6%, prices -5%, currencies 5%). Declining prices for lysine and vitamin C and significantly higher raw material costs, for example for crude sugar, increased pressure on margins. Fixed costs in the vitamin C business declined due to the closure of the plant in Grenaa, Denmark, as well as a number of restructuring measures carried out in 2005. Overall, earnings were below the previous year's level but were nevertheless significantly higher than in the fourth quarter of 2005.

   Oil & Gas

   -- Sales and earnings rise significantly

   -- Exploration and production benefits from higher oil prices

   -- Volumes and margins improve considerably in natural gas trading




Overview Oil & Gas                                 1st Quarter
Million EUR                                                   Change
                                               2006    2005     in %
Sales                                         2,985   1,840      62
ThereofExploration and production             1,081     693      56
       Natural gas trading                    1,904   1,147      66
EBITDA                                          953     590      62
ThereofExploration and production               707     459      54
       Natural gas trading                      246     131      88
EBIT before special items                       848     484      75
ThereofExploration and production               638     386      65
       Natural gas trading                      210      98     114
EBIT before special items in percent of
 sales                                         28.4    26.3       -
ThereofExploration and production              59.0    55.7       -
       Natural gas trading                     11.0     8.5       -
EBIT                                            848     484      75
ThereofExploration and production               638     386      65
       Natural gas trading                      210      98     114


   Sales increased significantly due to a considerable rise in the price of oil, a slight increase in natural gas production and the expansion of the natural gas trading business (volumes 11%, prices/currencies 51%). These factors resulted in a strong increase in earnings.
   Natural gas production was increased in the exploration and production business sector. Crude oil production declined slightly as a result of scheduled maintenance work at production facilities. Compared with the same quarter of 2005, the average price of Brent crude rose by $14/barrel to $62/barrel. In euro terms, this corresponds to an increase of EUR15/barrel to EUR51/barrel.

   The natural gas trading business sector recorded high volumes, in particular because of the long, cold winter in Europe. Compared with the same period of the previous year, sales prices were significantly higher and margins improved. Earnings more than doubled.
   Debottlenecking of the STEGAL long-distance gas pipeline through the German regions of Saxony and Thuringia was completed at the end of March 2006, further increasing our east-west transport capacities.

   Regions

   -- Europe: Strong increase in earnings thanks to the Oil & Gas segment

   -- North America (NAFTA): Positive earnings trend continues

   -- Asia: Growth due to Nanjing Verbund site

   -- South America: Difficult market environment in the agricultural products business




Overview Regions          Sales                     Sales
                  (location of company)     (location of customer)
----------------  ----------------------  --------------------------
                                  Change                      Change
Million EUR         2006     2005   in %      2006     2005     in %
1st Quarter
Europe             7,786    6,102    28      7,415    5,851      27
  Thereof
   Germany         5,757    4,310    34      2,972    2,201      35
North America
 (NAFTA)           2,637    2,265    16      2,617    2,243      17
Asia Pacific       1,648    1,299    27      1,777    1,366      30
South America,
 Africa, Middle
 East                444      417     6        706      623      13
                  12,515   10,083    24     12,515   10,083      24


Overview Regions       EBIT before
                      special items
----------------  ----------------------
                                  Change
Million EUR        2006    2005     in %
1st Quarter
Europe            1,420   1,134      25
  Thereof
   Germany        1,015     742      37
North America
 (NAFTA)            298     271      10
Asia Pacific        115      87      32
South America,
 Africa, Middle
 East                32      71     (55)
                  1,865   1,563      19


   In Europe, sales by location of company increased by 28% in the first quarter of 2006. EBIT before special items rose by EUR286 million to EUR1,420 million. The higher sales and earnings were primarily due to the contribution of the Oil & Gas segment.
   First-quarter sales by location of company in North America rose by 7% in dollar terms. The sales growth was due in particular to the Chemicals and Plastics segments. EBIT before special items increased by EUR27 million to EUR298 million. In the Chemicals segment, earnings were negatively impacted by the temporary shutdown of the cracker in Port Arthur, Texas. The Plastics segment benefited from strong demand for polyurethanes. We further optimized our portfolio in the Agricultural Products & Nutrition segment by selling the generics business of Micro Flo Company LLC, Memphis, Tennessee.

   In Asia Pacific, we increased sales in local currencies by 19%. EBIT before special items rose EUR28 million to EUR115 million. Growth in the Chemicals segment was due especially to the Verbund site in Nanjing, China, which started operations in the second quarter of 2005. The Performance Products segment additionally benefited from the strengthened Coatings business following the acquisition of remaining shares in a joint venture in Japan in 2005.
   Sales by location of company in South America, Africa, Middle East declined by 11% in local currency terms. EBIT before special items was EUR39 million lower than in the same period of 2005 because of the difficult market environment in the agricultural products business in Brazil. The Coatings division recorded strong business, in particular for decorative paints.

   Consolidated Statements of Income




                                          1st Quarter         Full
                                                               Year
Million EUR                                          Change
                                     2006     2005     in %    2005
Sales                              12,515   10,083    24.1   42,745
Cost of sales                       8,888    6,845    29.8   29,567
Gross profit on sales               3,627    3,238    12.0   13,178
Selling expenses                    1,103    1,004     9.9    4,330
General and administrative
 expenses                             186      164    13.4      780
Research and development expenses     305      250    22.0    1,064
Other operating income                250      126    98.4      601
Other operating expenses              434      447    (2.9)   1,775
Income from operations              1,849    1,499    23.3    5,830
(Expenses)/income from financial
 assets                                15       71   (78.9)     348
Interest result                       (48)     (40)  (20.0)    (170)
Other financial result                 54       14   285.7      (82)
Financial result                       21       45   (53.3)      96
Income before taxes and minority
 interests                          1,870    1,544    21.1    5,926
Income taxes                          853      622    37.1    2,758
Net income before minority
 interests                          1,017      922    10.3    3,168
Minority interests                     67       61     9.8      161
Net income                            950      861    10.3    3,007
Earnings per shares (EUR  )          1.87     1.60    16.9     5.73
Number of shares, in million
 (weighted)                           509      537    (5.2)     525


   The interim financial statements have not been audited.

   The previous year's figures have been adjusted as follows:
Expenses in the Oil & Gas segment related to exploration for oil and gas deposits and to dry holes are now recorded as other operating expenses rather than as research and development expenses. In association with the change to standard IAS 19, actuarial gains and losses from the valuation of pension obligations are recognized against retained earnings in the reporting period in which they occur.

   Consolidated Balance Sheets



Assets
                            March    March             Dec.
                               31,      31,  Change      31,  Change
Million EUR                   2006     2005    in %     2005    in %
Long-term assets
Intangible assets           3,662    3,543     3.4    3,720    (1.6)
Property, plant and
 equipment                 13,976   13,202     5.9   13,987    (0.1)
Investments accounted for
 using the equity method      267    1,165   (77.1)     244     9.4
Other financial assets        866      930    (6.9)     813     6.5
Deferred taxes              1,046    1,211   (13.6)   1,255   (16.7)
Other long-term assets        521      585   (10.9)     524    (0.6)
                           20,338   20,636    (1.4)  20,543    (1.0)
Short-term assets
Inventories                 5,364    4,964     8.1    5,430    (1.2)
Accounts receivable,
 trade                      7,529    6,589    14.3    7,020     7.3
Other receivables and
 miscellaneous short-term
 assets                     1,694    2,224   (23.8)   1,586     6.8
Liquid funds                3,115    3,007     3.6    1,091   185.5
                           17,702   16,784     5.5   15,127    17.0
Total assets               38,040   37,420     1.7   35,670     6.6



Stockholders' equity
                            March    March             Dec.
                               31,      31,  Change      31,  Change
Million EUR                   2006     2005    in %     2005    in %
Stockholders' equity
Subscribed capital          1,301    1,371    (5.1)   1,317    (1.2)
Capital surplus             3,118    3,043     2.5    3,100     0.6
Retained earnings          12,525   12,533    (0.1)  11,928     5.0
Other comprehensive
 income                       680       11              696    (2.3)
Minority interests            478      413    15.7      482    (0.8)
                           18,102   17,371     4.2   17,523     3.3
Long-term liabilities
Provisions for pensions
 and similar obligations    1,419    4,133   (65.7)   1,547    (8.3)
Other provisions            2,788    2,315    20.4    2,791    (0.1)
Deferred taxes                640      831   (23.0)     699    (8.4)
Financial indebtedness      3,629    1,966    84.6    3,682    (1.4)
Other long-term
 liabilities                1,033    1,064    (2.9)   1,043    (1.0)
                            9,509   10,309    (7.8)   9,762    (2.6)
Short-term liabilities
Accounts payable, trade     2,770    2,879    (3.8)   2,777    (0.3)
Provisions                  3,046    2,547    19.6    2,763    10.2
Tax liabilities             1,252    1,110    12.8      887    41.1
Financial indebtedness      1,719    1,455    18.1      259       .
Other short-term
 liabilities                1,642    1,749    (6.1)   1,699    (3.4)
                           10,429    9,740     7.1    8,385    24.4
Total stockholders'
 equity and liabilities    38,040   37,420     1.7   35,670     6.6

Consolidated Statements of Cash Flows




                                                January - March
Million EUR                                            2006    2005
Net income                                              950     861
Depreciation and amortization of long-term assets       552     521
Changes in net working capital                           61    (175)
Miscellaneous items                                    (115)   (103)
Cash provided by operating activities                 1,448   1,104
Payments related to tangible and intangible assets     (493)   (393)
Acquisitions/divestitures                                (7)    139
Financial investments and other items                   195      38
Cash using in investing activities                     (305)   (216)
Proceeds from capital increases/repayments             (377)   (264)
Changes in financial liabilities                      1,407     143
Dividends                                               (85)    (19)
Cash used in financing activities                       945    (140)
Net changes in cash and cash equivalents              2,088     748
Cash and cash equivalents as of beginning of year
 and other changes                                      911   2,094
Cash and cash equivalents                             2,999   2,842
Marketable securities                                   116     165
Liquid funds                                          3,115   3,007


   At EUR1,448 million, cash provided by operating activities was EUR344 million higher than in the first quarter of 2005. This was due to higher earnings as well as a reduction in net working capital.
   Cash used in investing activities amounted to EUR305 million compared with EUR216 million in the same period of 2005. Payments related to tangible and intangible fixed assets were below the level of depreciation and amortization on fixed assets.

   We spent EUR396 million on share buybacks. Of this amount, EUR339 million was associated with the EUR1.5 billion share buyback program that was completed in mid-February 2006. EUR57 million was associated with the new EUR500 million program that is scheduled to run until the Annual Meeting in 2007. In the first quarter, a total of 6.3 million shares were bought back for an average price of EUR63.20 per share.
   Liquid funds rose by EUR2,024 million to EUR3,115 million. At EUR5,348 million, financial indebtedness was EUR1,407 million higher than on December 31, 2005. Net debt declined by EUR617 million to EUR2,233 million. The equity ratio at the end of the first quarter was 47.6%.

   Consolidated Statements of Recognized Income and Expense



Income and expense items
                                                January - March
Million EUR                                            2006    2005
Net income before minority interests                  1,017     922

Fair value changes in available-for-sale securities      56     (15)
Cash-flow hedges                                         16      16
Change in foreign currency translation adjustments      (83)     77
Actuarial gains/losses from pensions and other
 obligations                                             55      39
Deferred taxes                                          (14)    (22)
Minority interests                                       (5)     11
Total income and expenses recognized in equity           25     106

Total income and expense for the period               1,042   1,028
  Thereof BASF                                          979     956
  Thereof minority interests                             63      72




Development of income    Retained earnings  Other comprehensive income
and expense recognized
directly in equity
                                Actuarial       Foreign    Fair value
                              gains/losses     currency    changes in
                                            translation     available-
                                              adjustment          for-
                                                                 sale
                                                            securities
Million EUR
As of January 1, 2006                (894)          475           258
Additions                              55             -            56
Releases                                -           (83)            -
Deferred taxes                         (9)            2            (1)
As of March 31, 2006                 (848)          394           313

As of January 1, 2005                (234)         (226)          193
Additions                              39            77             -
Releases                                -             -           (15)
Deferred taxes                        (15)           (1)            -
As of March 31, 2005                 (210)         (150)          178


Development of income  Other                 Total
and expense            compre-               income and
 recognized            hensive               expense
directly in equity     income                recognized
                                             directly in
                                             equity
                         Cash-    Total of
                         flow        other
                        hedges   comprehen-
                                sive income
Million EUR
As of January 1, 2006     (37)         696       (198)
Additions                  16           72        127
Releases                    -          (83)       (83)
Deferred taxes             (6)          (5)       (14)
As of March 31, 2006      (27)         680       (168)

As of January 1, 2005     (27)         (60)      (294)
Additions                  16           93        132
Releases                    -          (15)       (15)
Deferred taxes             (6)          (7)       (22)
As of March 31, 2005      (17)          11       (199)

   Consolidated Statements of Stockholders' Equity


January - March 2006               Number of     Subscribed  Capital
                                    subscribed   capital     surplus
                                    shares
                                   outstanding
Million EUR
As of January 1, 2006              514,379,000       1,317    3,100
Share buy-back and cancellation
 of own shares including own
 shares intended to
be cancelled                        (6,259,000)        (16)      18
Capital injection by minority
 interests                                   -           -        -
Dividends paid                               -           -        -
Net income                                   -           -        -
Income and expense recognized
 directly
in equity                                    -           -        -
Change in scope of consolidation
 and
other changes                                -           -        -
As of March 31, 2006               508,120,000       1,301    3,118


January - March 2006          Retained Other com-  Minority  Stock-
                              earnings  prehensive interests holders'
                                        income               equity
Million EUR
As of January 1, 2006          11,928         696       482   17,523
Share buy-back and
 cancellation of own shares
 including own shares
 intended to
be cancelled                     (398)          -         -     (396)
Capital injection by minority
 interests                          -           -        18       18
Dividends paid                      -           -       (85)     (85)
Net income                        950           -        67    1,017
Income and expense recognized
 directly
in equity                          46         (16)       (5)      25
Change in scope of
 consolidation and
other changes                      (1)          -         1        -
As of March 31, 2006           12,525         680       478   18,102




January - March 2005     Number of     Subscribed  Capital  Retained
                          subscribed   capital     surplus  earnings
                          shares
                         outstanding
Million EUR
As of January 1, 2005    540,440,410       1,384    3,028    11,923
Share buy-back and
 cancellation of own
 shares including own
 shares intended to
be cancelled              (5,091,410)        (13)      15      (276)
Capital injection by
 minority interests                -           -        -         -
Dividends paid                     -           -        -         -
Net income                         -           -        -       861
Income and expense
 recognized directly
in equity                          -           -        -        24
Change in scope of
 consolidation and
other changes                      -           -        -         1
As of March 31, 2005     535,349,000       1,371    3,043    12,533


January - March 2005       Other com-    Minority    Stock-
                            prehensive   interests   holders'
                            income                   equity
Million EUR
As of January 1, 2005              (60)        328    16,603
Share buy-back and
 cancellation of own
 shares including own
 shares intended to
be cancelled                         -           -      (274)
Capital injection by
 minority interests                  -          10        10
Dividends paid                       -         (19)      (19)
Net income                           -          61       922
Income and expense
 recognized directly
in equity                           71          11       106
Change in scope of
 consolidation and
other changes                        -          22        23
As of March 31, 2005                11         413    17,371

Segment Reporting


Segments              Sales                    EBITDA
Million EUR
1st Quarter             2006     2005    in %   2006    2005     in %
Chemicals              2,239    1,822   22.9     452     544   (16.9)
Plastics               3,091    2,800   10.4     456     380    20.0
Performance Products   2,147    1,908   12.5     329     304     8.2
Agricultural
 Products &
Nutrition              1,376    1,354    1.6     373     382    (2.4)
  Agricultural
   Products              928      959   (3.2)    333     332     0.3
  Fine Chemicals         448      395   13.4      40      50   (20.0)
Oil & Gas              2,985    1,840   62.2     953     590    61.5
Other(1)                 677      359   88.6    (162)   (181)   10.5
                      12,515   10,083   24.1   2,401   2,019    18.9


Segments               Income from operations   Income from
                        before special items    operations (EBIT)
Million EUR
1st Quarter             2006    2005     in %   2006    2005     in %
Chemicals                317     426   (25.6)    317     426   (25.6)
Plastics                 332     269    23.4     331     268    23.5
Performance Products     248     225    10.2     247     224    10.3
Agricultural Products &
Nutrition                224     296   (24.3)    290     304    (4.6)
  Agricultural Products  213     276   (22.8)    280     284    (1.4)
  Fine Chemicals          11      20   (45.0)     10      20   (50.0)
Oil & Gas                848     484    75.2     848     484    75.2
Other(1)                (104)   (137)   24.1    (184)   (207)   11.1
                       1,865   1,563    19.3   1,849   1,499    23.3



Segments              Research and             Assets(b)
                       development expenses
1st Quarter
--------------------  ------------------------------------------------
Chemicals                31      27     14.8    6,198   5,416   14.4
Plastics                 41      34     20.6    6,894   6,530    5.6
Performance Products     60      50     20.0    4,936   4,711    4.8
Agricultural
 Products &
Nutrition                97      86     12.8    6,854   6,700    2.3
Agricultural
 Products                80      68     17.6    5,365   5,402   (0.7)
Fine Chemicals           17      18     (5.6)   1,489   1,298   14.7
Oil & Gas                 -       1        -    4,798   4,017   19.4
Other(1)                 76      52     46.2    8,360  10,046  (16.8)
                        305     250     22.0   38,040  37,420    1.7


Segments                 Additions to           Amortization and
                         fixed assets(c)        depreciation(c)
1st Quarter
------------------------------------------------------------------
Chemicals                   162    88    84.1   135   118    14.4
Plastics                    218    82   165.9   125   112    11.6
Performance Products         81    54    50.0    82    80     2.5
Agricultural Products &
Nutrition                    37    31    19.4    83    78     6.4
Agricultural Products        15    12    25.0    53    48    10.4
Fine Chemicals               22    19    15.8    30    30     0.0
Oil & Gas                    75    94   (20.2)  105   106    (0.9)
Other(1)                     27    13   107.7    22    26   (15.4)
                            600   362    65.7   552   520     6.2


   (a) "Other" includes the fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments. This item also includes foreign currency results from financial indebtedness that are not allocated to the segments, hedging of forecasted sales as well as from currency positions that are macro-hedged {EUR55 million in the first quarter (first quarter 2005 EUR(45) million)}.
   (b) The assets of "Other" includes the assets of the fertilizers business and other businesses as well as assets that are not allocated to the segments (financial assets, liquid funds, financial receivables, deferred taxes; first quarter 2006: EUR6,685 million, first quarter 2005: EUR8,388 million).
   (c) Tangible and intangible fixed assets

   Forward-looking statements

   This report contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. {The Annual Report on Form 20-F is available on the Internet at corporate.basf.com/20-f-report.} We do not assume any obligation to update the forward-looking statements contained in this report.

- Important Dates                 --  Contacts


- August 2, 2006                  --  Corporate Media Relations:
  Interim Report Second Quarter       Michael Grabicki
   2006                               Phone:    +49 621 60-99938
                                      Fax:    +49 621 60-92693
- November 2, 2006
  Interim Report Third Quarter    --  Investor Relations:
   2006                               Magdalena Moll
                                      Phone:    +49 621 60-48230
                                      Fax:    +49 621 60-22500

                                  --  General inquires:
                                      Phone:    +49 621 60-0
- Annual Meetings                     Fax:    +49 621 60-42525

- May 4, 2006, Mannheim           --  Internet: corporate.basf.com

- April 26, 2007, Mannheim        --  BASF Aktiengesellschaft
                                      67056 Ludwigshafen
                                      Germany



You can find this and other publications from BASF on the Internet at corporate.basf.com.

You can also order the reports
--  by telephone: +49 621 60-91827
-- by fax: +49 621 60-20162
-- on the Internet: corporate.basf.com/mediaorders


    CONTACT: BASF
             Michael Grabicki, +49 621 60-99938
             Fax: +49 621 60-92693
             michael.grabicki@basf.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BASF Aktiengesellschaft


May 4, 2006                     By: /s/ Elisabeth Schick
                                ------------------------------------------------
                                Name: Elisabeth Schick
                                Title: Director Site Communications Ludwigshafen
                                and Europe


                                By: /s/ Christian Schubert
                                ------------------------------------------------
                                Name: Christian Schubert
                                Title: Director Corporate Communications
                                BASF Group